SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)



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                               QSound Labs, Inc.
                                (Name of Issuer)



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                                Common Stock
                         (Title of Class of Securities)



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                                  74728C307
                                (CUSIP Number)



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                                  Fred Kayne
                             c/o Fortune Financial
                       1800 Avenue of the Stars, Suite 310
                            Los Angeles, CA 90067
                                (310) 551-0322
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

-------------------------------------------------------------------------------
                               April 29,2005
                (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.74728C307                       13D


______________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Fred Kayne



______________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

______________________________________________________________________________
3    SEC USE ONLY



______________________________________________________________________________
4    SOURCE OF FUNDS*

     PF

______________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



______________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA



______________________________________________________________________________
               7    SOLE VOTING POWER
                    311,500
  NUMBER OF

   SHARES      _______________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY        200,000

  OWNED BY
               _______________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
                    311,500

  REPORTING

   PERSON      _______________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH            200,000


______________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     511,500

______________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

______________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.1%

______________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

______________________________________________________________________________

CUSIP No. 74728C307             13D
______________________________________________________________________________
Item 1.  Security and Issuer.
                This statement relates to the Common Stock (collectively,
                the "Shares"),of QSound Labs, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at
                #400, 3115 12th Street N.E.,Calgary, Alberta, T2E 7J2, Canada
______________________________________________________________________________
Item 2.  Identity and Background.

     (a)        This statement is filed by Fred Kayne

     (b)        The business address of Fred Kayne is:

                c/o Fortune Financial
                1800 Avenue of the Stars, Suite 310
                Los Angeles, CA 90067

     (c) Fred Kayne is a private investor and sole director and president of FF Industries, Inc. and Fortune Twenty-Fifth, Inc.

     (d) Fred Kayne has not been, during the last five years, convicted in a criminal proceeding (excluding traffic violations and similiar misdemeanors).

     (e) Fred Kayne has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)        Fred Kayne is a citizen of the USA.
______________________________________________________________________________
Item 3. Source and Amount of Funds or Other Consideration.

        Fred Kayne used personal funds to purchase all Shares held by him personally through a broker. All shares beneficially owned by him through the Fred and Lenore Kayne Family Trust U/A/D 03/29/2004
        (the "Trust") were acquired through a broker using trust funds. All shares beneficially owned by him through FF Industries, Inc. and Fortune Twenty-Fifth, Inc. were acquired through a broker using working capital.
______________________________________________________________________________
Item 4.  Purpose of Transaction.

     (a) The purpose of Fred Kayne's acquisition of all Shares was for investment purposes.

                Other than than as described above, Fred Kayne does not have any current plans, and has not entered into any contracts, arrangments, understandings or relationships, which would relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, Fred Kayne retains his right to modify his plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurence of any such events, subject to applicable laws and regulations.

     (b)

     (c)

     (d)

     (e)

     (f)

     (g)

     (h)

     (i)

     (j)

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a) Fred Kayne benefically owns 511,500 Shares (6.1% of the outstanding Shares), including 38,500 Shares held directly (.5% of the outstanding Shares), 200,000 Shares (2.4% of the outstanding Shares) held by the Trust, 30,000 Shares (.4% of the outstanding Shares)held by Fortune Twenty-Fifth, Inc., a Nevada corporation, and 243,000 Shares (2.9% of the oustanding Shares) held by FF Industries, Inc., a Nevada corporation.

     (b) Fred Kayne has sole power to vote and to dispose of 311,500 Shares and shares the power to vote and dispose of the 200,000 Shares held by the Trust with his wife, Lenore Kayne, co-trustee of the Trust.

     (c) The following transactions in the Issuer's common stock beneficially owned by Fred Kayne were effected during the past sixty days:

Transaction           Type of                Amount of Common              Price Per                       Where/How Transactions
Date                 Security                 Stock Acquired              Common Share                        Effected
-----------          -------                 ----------------             ------------                    ----------------------

04/25/2005               Common Stock           7,273 shares                            $3.78                   FF Industries,Inc.
                                                                                                                purchased shares
                                                                                                                through a broker

04/29/05                 Common Stock           5,300 shares                            $4.11                   FF Industries,Inc.
                                                                                                                purchased shares
                                                                                                                through a broker

05/02/2005              Common Stock            7,900 shares                            $4.11                   FF Industries,Inc.
                                                                                                                purchased shares
                                                                                                                through a broker

05/03/2005              Common Stock            21,000 shares                           $4.11                   FF Industries,Inc.
                                                                                                                purchased shares
                                                                                                                through a broker

05/04/2005              Common Stock            27,300 shares                           $4.13                   FF Industries,Inc.
                                                                                                                purchased shares
                                                                                                                through a broker

05/18/2005              Common Stock            4,000 shares                            $4.20                   FF Industries,Inc.
                                                                                                                purchased shares
                                                                                                                through a broker

05/18/2005              Common Stock            10,000 shares                           $4.33                   Fortune Twenty-
                                                                                                                Fifth, Inc.
                                                                                                                purchased shares
                                                                                                                through a broker

05/19/2005              Common Stock            20,227 shares                           $4.21                   FF Industries,Inc.
                                                                                                                purchased shares
                                                                                                                through a broker

(d) Not Applicable.

(e) Not Applicable.


______________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
None.
______________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

None.
______________________________________________________________________________

CUSIP No. 74728C307             13D

                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, certify that the information set forth in this statement is true, complete and correct.


                                        June 14, 2005
                                        -----------------------------
                                        (Date)


                                        /s/ Fred Kayne
                                        -----------------------------
                                        (Signature)


                                        Fred Kayne
                                        -----------------------------
                                        (Name)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).